Exhibit (a)(1)(G)

FORM OF REMINDER EMAIL TO ELIGIBLE OPTIONHOLDERS

REGARDING THE EXPIRATION OF THE EXCHANGE OFFER

From:    Unum Therapeutics Inc.

Re:    REMINDER – Offer to Exchange Eligible Options for New Options

This email serves as a reminder that we are nearing the expiration of the Exchange Offer described in the Offer to Exchange Eligible Options for New Options, dated April 8, 2020 (the “Offer Documents”). The Exchange Offer and your withdrawal rights will expire at 5:00 p.m., Eastern Time, on Thursday, May 7, 2020, unless extended. You must submit your Election Forms and/or Notice of Withdrawals by the Expiration Time. We cannot accept late submissions.

You should direct questions about the Exchange Offer or requests for assistance (including requests for additional or paper copies of the Offer Documents, Election Form, Notice of Withdrawal or any other documents relating to the Exchange Offer) by email to optionexchange@unumrx.com.

This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO-I and accompanying documents, which you may access on our website at investors.unumrx.com/sec-filings or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offer Documents.